March 3, 2022

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 8 to Offering Statement on Form 1-A

Filed on January 27, 2022

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated February 17, 2022 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 8 to Offering Statement on Form 1-A filed January 27, 2022

Securities Being Offered, page 38

1. Please revise here and the Cover Page to clarify the order of priority for liquidation preferences. In this regard, we note page 40 indicates Series A-2 are first to receive distributions; however, neither the subscription agreements nor Section 4 of the articles of incorporation appear to cover the order of priority. Please revise page 40 to explain the liquidation preferences in terms understandable to the average investor. Consider including an illustrative, hypothetical example to explain the Preferred Payment.

The Company has amended its disclosure to further emphasize that the classes of Preferred Stock receive their liquidation preference together prior to the holders of Common Stock, and not in any sequential order among the holders of Preferred Stock. The Company has amended the discussion under Securities Being Offered to illustrate the mechanics for the liquidation preference in the event of insufficient assets to fund each class preference.

Financial Statements for the period ended June 30, 2021, page F-2

2. We note your response to our comment 4, the related revisions to your interim financial statements, and the additional unrelated revisions to your interim financial statements.  Please revise to provide the disclosures required by ASC 250-10-50-7, or advise. In addition, please label the restated columns of your financial statements as restated, or advise.

The Company has amended its financial statements to provide the disclosures required by ASC 250-10-50-7 and labeled the restated information.

General

3. We note your response to comment 2 and disclosure on pages 34 and F-13 regarding over $34 million of securities issued under other offerings, including Regulation Crowdfunding and Rules 506(b) and 506(c) of Regulation D. Your Form 1-A appears to cover securities offered, as well as the same offerees, involved in these other offerings being conducted concurrently or around the same time. Please provide a detailed legal analysis as to why you believe these efforts are not part of one integrated offering and address Rule 152 in your response.

Over the past year, the Company has raised funds through the use of various exemptions from registration under the Securities Act. The Company has provided the details of these financings to investors, and believes it has met the requirements of Rule 152 for the offerings to not be integrated.

Beginning in July 2020, the Company undertook an offering under Regulation Crowdfunding, which was completed in September 2020. Concurrently with that offering, the Company received investments pursuant to Rule 506(c) of Regulation D. Both of these offerings allowed for the use of general solicitation, and the Company complied with the communication requirements applicable to each of those offerings, thereby complying with Rule 152(a)(2). The file numbers for the respective Form C and Form D for these offerings are 020-26633, and 021-386846.

Following the completion of those offerings, the Company initiated a new offering under Rule 506(c) of Regulation D in November 2020, which permitted the use of general solicitation. The file number for the Form D covering this offering is 021-386847. The securities offered pursuant to this filing we convertible promissory notes of the Company.

Separately, in December 2020, the Company allowed certain persons who had a previously established, substantive relationship with the Company to acquire its Series A Preferred Stock pursuant to Section 4(a)(2) of the Securities Act.  This was incorrectly identified in the financial statements of the Company as an offering under Rule 506(b) of Regulation D, which was a misunderstanding on the part of the bookkeeper for the Company. Because of the existing connection for each investor in that offering, the offering complied with Rule 152(a)(1)(ii) in order to not be integrated with the offering under Rule 506(c), Regulation Crowdfunding, or testing the waters of the Company’s anticipated offering under Tier 2 of Regulation A.

During the review period for this Regulation A offering, the Company has also made additional solicitations limited to accredited investors only pursuant to Rule 506(c). These communications clearly identified the limitation to accredited investors only and were not for the purpose of soliciting investors for the Regulation A offering, in compliance with Rule 152(a)(2). The file number for the Form D covering this offering is 021-434894.

4. We note your response to comment 3 and a more recent interview with Galiano Tiramani by a Las Vegas news outlet, dated January 3, 2022. The article addresses "plans to establish a Southern Nevada neighborhood full of Casitas," which does not appear to be addressed in the  Form 1-A. Please advise us of the materiality of any such plans. Refer to comment 2 from our February 22, 2021 letter. Please advise us whether the interview complies with the requirements of Rule 251 and Rule 255 of Regulation A. In this regard we note the article does not appear to include legends and no script has been filed under Item 17 of Form 1-A.

The Company is of the belief that the news segment by Fox 5 Las Vegas is not an offer of securities. The Company understands that the concept of “offer” under the Securities Act of 1933 is quite broad, and includes “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security for value.” And during the pendency of any proposed offering under Regulation A, any such offer must be done in compliance with Rule 255 of Regulation A.

Here, the communication of the Company during the Fox 5 Las Vegas interview did not include any discussion of the Company’s securities, or any language to condition the market for the Company’s securities. Rather, the communication was merely product advertising and factual business communications and was intended to promote the business of the Company. As previously identified by the Commission, “ordinary factual business communication that an issuer regularly releases are not considered an offer of securities.” See https://www.sec.gov/rules/proposed/33-8501.htm. The Company has received great interest in its product because of its novelty. The Company has regularly discussed the features of its product in order to generate interest from prospective customers. The Fox 5 Las Vegas interview is consistent with that regular practice by the Company. As such, the communication was not an offer of securities, and no compliance with Rule 251 or Rule 255 was required.

The comment also identifies a statement made during the Fox 5 Las Vegas segment about the Company’s intention “to establish a Southern Nevada neighborhood full of Casitas.” This intention is addressed in existing language on page 29 of the Company’s offering circular where the Company states, “we are considering construction of a showcase community in the Las Vegas area to allow for evaluation of our Boxes through a controlled, real-world test. We have not yet committed to this idea, and have not allocated any proceeds from this offering to the showcase community.”

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.